                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                           ---------------------------

                    DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                           ---------------------------
                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
                           ---------------------------

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           ---------------------------

                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                           ---------------------------

                                JANUARY 25, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

---------------------------------                                                    -------------------------------
CUSIP No.   NONE                                         13D                                  Page 2 of 25
---------------------------------                                                    -------------------------------
====================================================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        COOPER RIVER PROPERTIES, L.L.C.
--------------------------------------------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)[ ]
                                                                                                             (b)[X]
--------------------------------------------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
                                        AF
--------------------------------------------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
--------------------------------------------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                            0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -------------------------------------------------------------------------------------------
                            8.    SHARED VOTING POWER

                                           132.25
                          -------------------------------------------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          -------------------------------------------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           132.25
--------------------------------------------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        166.75
--------------------------------------------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        13.6%
--------------------------------------------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        OO
====================================================================================================================

---------------------------------                                                    -------------------------------
CUSIP No.   NONE                                         13D                                  Page 3 of 25
---------------------------------                                                    -------------------------------
====================================================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        INSIGNIA PROPERTIES, L.P.
--------------------------------------------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)[ ]
                                                                                                             (b)[X]
--------------------------------------------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
                                        WC
--------------------------------------------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
--------------------------------------------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                            0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -------------------------------------------------------------------------------------------
                            8.    SHARED VOTING POWER

                                           132.25
                          -------------------------------------------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          -------------------------------------------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           132.25
--------------------------------------------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        166.75
--------------------------------------------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        13.6%
--------------------------------------------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        PN
====================================================================================================================

---------------------------------                                                    -------------------------------
CUSIP No.   NONE                                         13D                                  Page 4 of 25
---------------------------------                                                    -------------------------------
====================================================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        INSIGNIA PROPERTIES TRUST
--------------------------------------------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)[ ]
                                                                                                             (b)[X]
--------------------------------------------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
                                        NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        MARYLAND
--------------------------------------------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                            0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -------------------------------------------------------------------------------------------
                            8.    SHARED VOTING POWER

                                           132.25
                          -------------------------------------------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          -------------------------------------------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           132.25
--------------------------------------------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        166.75
--------------------------------------------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        13.6%
--------------------------------------------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        OO
====================================================================================================================

---------------------------------                                                    -------------------------------
CUSIP No.   NONE                                         13D                                  Page 5 of 25
---------------------------------                                                    -------------------------------
====================================================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        APARTMENT INVESTMENT AND MANAGEMENT COMPANY
--------------------------------------------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)[ ]
                                                                                                             (b)[X]
--------------------------------------------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
                                        NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        MARYLAND
--------------------------------------------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                            0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -------------------------------------------------------------------------------------------
                            8.    SHARED VOTING POWER

                                           166.75
                          -------------------------------------------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          -------------------------------------------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           166.75
--------------------------------------------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        166.75
--------------------------------------------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        13.6%
--------------------------------------------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        CO
====================================================================================================================

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D (the "Statement") relates to units of limited partnership interest ("Units") in Davidson Diversified Real Estate II, L.P., a Delaware limited partnership (the "Partnership"), whose principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) This Statement is being filed by Cooper River Properties, L.L.C., a Delaware limited liability company ("Cooper River"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO") (Cooper River, IPLP, IPT and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

             Cooper River, IPLP and IPT. IPLP is the managing member of Cooper River. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO Properties, L.P. ("AIMCO OP") is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP. For certain information regarding the trustees and executive officers of IPT, see
Schedule I to this Statement.

             AIMCO. AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of June 30, 1998, AIMCO, through its subsidiaries, owned or controlled 58,345 units in 210 apartment communities and had an equity interest in 74,318 units in 478 apartment communities. In addition, AIMCO managed 68,248 units in 357 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 200,911 units in 1,045 apartment communities. The apartment communities are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes.

             On October 1, 1998, AIMCO acquired substantially all of the residential assets and ownership interests (including its controlling interest in IPT) of Insignia Financial Group, Inc. ("Insignia") pursuant to the merger of Insignia with and into AIMCO, with AIMCO being the surviving entity (the "AIMCO Merger"). Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units. Following the AIMCO Merger, AIMCO operates more than 2,000 properties, including nearly 400,000 apartment units serving approximately one million residents.

             For certain information regarding the directors and executive officers of AIMCO, see Schedule II to this Statement.

                  (d)-(e) During the past five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I and II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Persons or any of the persons listed on Schedules I and II being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Cooper River obtained the $405,610.75 required to purchase the Units and to pay related fees and expenses from IPLP through capital contributions. IPLP in turn received such funds from AIMCO, which used its cash from operations and equity issuances.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  IPT, through Cooper River, has acquired Units in order to increase its equity interest in the Partnership, primarily for investment purposes and with a view toward making a profit. IPT and/or persons related to or affiliated with it may acquire additional Units. Any such acquisition may be at a price higher than the price paid for the Units, and may be for cash or other consideration. AIMCO is presently considering whether it will engage in one or more exchange offers or tender offers for Units. A registration statement relating to an exchange offer for these securities has been filed with the Securities and Exchange Commission but has not yet become effective. As a result, there is a substantial likelihood that, within a short time, AIMCO OP will offer to acquire Units in exchange for cash, preferred units or common units of limited partnership interests in AIMCO. If such an offer is made, the holders of Units in the Partnership will be able to elect the consideration they will receive. While such an exchange offer is probable, no definite plans exist as to when or whether to commence such an exchange offer, or as to the terms of any such exchange offer, and it is possible that none will occur. Notwithstanding the above, these securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. In addition, the information set forth above shall not constitute an offer to sell or the solicitation of an offer to buy.

                  AIMCO also expects that it will consider other means of acquiring additional Units, including through further cash tender offers, negotiated purchases or otherwise. AIMCO and IPT also may consider disposing of some or all of the Units Cooper River has acquired, either directly or by sale or other disposition of one or more interests in IPT or IPLP, depending among other things on the requirements from time to time of AIMCO, IPT and their affiliates in light of liquidity, strategic, tax and other considerations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) Cooper River directly owns 132.25 Units and AIMCO indirectly owns 34.5 Units (held directly by AIMCO OP) representing approximately 10.8% and 2.8%, respectively, or a total of 13.6% of the outstanding Units based on the 1,224.25 Units outstanding at January 1, 1999.

                  IPLP, IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO OP is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares.

                  Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 132.25 Units directly owned by it;
(ii) IPLP and IPT are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 132.25 Units directly held by Cooper River; and (iii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 132.25 Units directly held by Cooper River and the 34.5 Units directly held by AIMCO OP.

                  (c) Pursuant to a tender offer that commenced on August 27, 1998 and expired on December 31, 1998, Cooper River acquired a total of 132.25 Units on January 25, 1999, representing approximately 10.8% of the outstanding Units, at a purchase price of $3,067.00 per Unit.

                  (d)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

                  The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the "Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

                  The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

                  If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT, will be unwound.

                  The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of

IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee; (ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT;
(v) modification of the powers of the Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

                  In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

                  The information set forth above is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.1, 7.2, 7.3 and 7.4 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 7.1 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT.

              Exhibit 7.2 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

              Exhibit 7.3 Second Amended and Restated Bylaws of IPT, dated October 2, 1998.

              Exhibit 7.4 Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

              Exhibit 7.5 Agreement of Joint Filing, dated January 29, 1999, among the Reporting Persons.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999


                                      COOPER RIVER PROPERTIES, L.L.C.

                                      By:   AIMCO Properties, L.P.,
                                            its managing member

                                      By:   AIMCO-GP, Inc.,
                                            its General Partner


                                      By:   /s/ PATRICK J. FOYE
                                            ----------------------------------
                                            Patrick J. Foye
                                            Executive Vice President


                                      INSIGNIA PROPERTIES, L.P.

                                      By:   Insignia Properties Trust,
                                            its General Partner


                                      By:   /s/ PATRICK J. FOYE
                                            ----------------------------------
                                            Patrick J. Foye
                                            Executive Vice President


                                      INSIGNIA PROPERTIES TRUST


                                      By:   /s/ PATRICK J. FOYE
                                            ----------------------------------
                                            Patrick J. Foye
                                            Executive Vice President


                                      APARTMENT INVESTMENT AND
                                      MANAGEMENT COMPANY


                                      By:   /s/ PATRICK J. FOYE
                                            ----------------------------------
                                            Patrick J. Foye
                                            Executive Vice President

                                   SCHEDULE I

                            INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

     Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.



NAME                                    PRESENT PRINCIPAL OCCUPATION
----                                    ----------------------------

Terry Considine*                        Terry Considine has served as a Trustee and as
                                        Chairman of the Board of Trustees and Chief
                                        Executive Officer of IPT since October 1, 1998.
                                        For additional information concerning Mr.
                                        Considine, see Schedule II.

Peter. K. Kompaniez*                    Peter K. Kompaniez has served as President and a
                                        Trustee of IPT since October 1, 1998. For
                                        additional information concerning Mr. Kompaniez,
                                        see Schedule II.

Thomas W. Toomey*                       Thomas W. Toomey has served as Executive Vice
                                        President -- Finance and a Trustee of IPT since
                                        October 1, 1998. For additional information
                                        concerning Mr. Toomey, see Schedule II.

Joel F. Bonder                          Joel F. Bonder has served as Executive Vice
                                        President and General Counsel of IPT since October
                                        1, 1998. For additional information concerning Mr.
                                        Bonder, see Schedule II.

Jeffrey P. Cohen                        Jeffrey P. Cohen has served as Secretary of IPT
                                        since October 1, 1998. Mr. Cohen currently serves
                                        as a Senior Vice President of Insignia Financial
                                        Group, Inc. ("Insignia").

Patrick J. Foye*                        Patrick J. Foye has served as Executive Vice
                                        President and a Trustee of IPT since October 1,
                                        1998. For additional information concerning Mr.
                                        Foye, see Schedule II.

Robert Ty Howard                        Robert Ty Howard has served as Executive Vice
                                        President -- Ancillary Services of IPT since
                                        October 1, 1998. For additional information
                                        concerning Mr. Howard, see Schedule II.

Steven D. Ira*                          Steven D. Ira has served as Executive Vice
                                        President and a Trustee of IPT since October 1,
                                        1998. For additional information concerning Mr.
                                        Ira, see Schedule II.

NAME                                    PRESENT PRINCIPAL OCCUPATION
----                                    ----------------------------

David L. Williams                       David L. Williams has served as Executive Vice
                                        President -- Property Operations of IPT since
                                        October 1, 1998. For additional information
                                        concerning Mr. Williams, see Schedule II.

Harry G. Alcock*                        Harry G. Alcock has served as Senior Vice
                                        President -- Acquisitions and a Trustee of IPT
                                        since October 1, 1998. For additional information
                                        concerning Mr. Alcock, see Schedule II.

Troy D. Butts                           Troy D. Butts has served as Senior Vice President
                                        and Chief Financial Officer of IPT since October
                                        1, 1998. For additional information concerning Mr.
                                        Butts, see Schedule II.

Andrew L. Farkas*                       Andrew L. Farkas currently serves as a Continuing
  375 Park Avenue                       Trustee of IPT since October 1, 1998. Mr. Farkas'
  Suite 3401                            present principal occupation is to serve as the
  New York, New York 10152              Chairman of the Board and Chief Executive Officer
                                        of Insignia, which is the parent company of an
                                        international real estate organization
                                        specializing in commercial real estate services,
                                        single-family brokerage and mortgage origination,
                                        condominium and cooperative apartment management,
                                        equity co-investment and other services.

James A. Aston*                         James A. Aston currently serves as a Continuing
  15 South Main Street                  Trustee of IPT since October 1, 1998.  Mr. Aston's
  Greenville, South Carolina 29601      present principal occupation is to serve as Chief
                                        Financial Officer and member of the Office of the
                                        Chairman of Insignia.

Frank M Garrison*                       Frank M. Garrison currently serves as a Continuing
  102 Woodmont Boulevard                Trustee of IPT since October 1, 1998. Mr. Garrison's
  Suite 400                             present principal occupation is as a member of the
  Nashville, Tennessee 37205            Office of the Chairman of Insignia.

Bryan L. Herrmann*                      Bryan L. Herrmann currently serves as a Continuing
  5043 Gould Avenue                     Trustee of IPT since October 1, 1998. Mr. Herrmann's
  La Canada, California 91011           present principal occupation is as an investment banker
                                        and Chairman and Chief Executive Officer of Base Camp 9
                                        Corp., since 1990. Mr. Herrman served as a Trustee,
                                        Chairman of the Compensation Committee and member of
                                        the Executive Committee of the Board of Trustees of
                                        Angeles Mortgage Investment Trust from 1994 until
                                        September 1998. In addition to his duties at Base Camp
                                        9 Corp., from 1992 to 1994, Mr. Herrmann served as
                                        Chief Executive Officer of Spaulding Composites Company
                                        and is currently a member of its board of directors.
                                        Since 1984 Mr. Herrmann has been the general partner of
                                        MOKG 1984 Investment Partners Ltd. Mr. Herrmann is a
                                        member of the board of directors of Wynn's
                                        International, Inc., a New York Stock Exchange Company.

NAME                                    PRESENT PRINCIPAL OCCUPATION
----                                    ----------------------------

Warren M. Eckstein*                     Warren M. Eckstein currently serves as a Continuing Trustee
  Warburg Dillon Read                   of IPT since October 1, 1998. Mr. Eckstein's present
  535 Madison Avenue                    principal occupation is as Managing Director -- Investment
  6th Floor                             Banking of Paine Webber Incorporated, since October 1996.
  New York, New York 10022              Prior to October 1996, Mr. Eckstein served as Senior
                                        Vice President, Investment Banking, of Dillon, Reed &
                                        Co., Inc.

                                          SCHEDULE II

                 INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                             AIMCO

                  1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO. The principal business address of AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. All persons identified below are United States citizens.

NAME                                POSITION
----                                --------

Terry Considine                     Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez                  Vice Chairman, President and Director
Thomas W. Toomey                    Executive Vice President - Finance and Administration
Joel F. Bonder  Ex                  Executive Vice President and General Counsel and Secretary
Patrick J. Foye                     Executive Vice President
Robert Ty Howard                    Executive Vice President - Ancillary Services
Steven D. Ira                       Executive Vice President and Co-Founder
David L. Williams                   Executive Vice President - Property Operations
Harry G. Alcock                     Senior Vice President - Acquisitions
Troy D. Butts                       Senior Vice President and Chief Financial Officer
Martha Carlin                       Senior Vice President - Ancillary Services
Joseph DeTuno                       Senior Vice President - Property Redevelopment
Jack W. Marquardt                   Senior Vice President - Accounting
Leeann Morein                       Senior Vice President - Investor Services and Secretary
David O'Leary                       Senior Vice President - Buyers Access
R. Scott Wesson                     Senior Vice President - Chief Information Officer
Richard S. Ellwood                  Director; Chairman, Audit Committee
J. Landis Martin                    Director; Chairman, Compensation Committee
Thomas L. Rhodes                    Director
John D. Smith                       Director

2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.


 NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
 ----                                   ---------------------------------------------

 Terry Considine*                       Mr. Considine has been Chairman of the Board of
                                        Directors and Chief Executive Officer of AIMCO since
                                        July 1994. He is the sole owner of Considine Investment
                                        Co. and prior to July 1994 was owner of approximately
                                        75% of Property Asset Management, L.L.C., a Colorado
                                        limited liability company, and its related entities
                                        (collectively, "PAM"), one of AIMCO's predecessors. On
                                        October 1, 1996, Mr. Considine was appointed
                                        Co-Chairman and director of Asset Investors Corp. and
                                        Commercial Asset Investors, Inc., two other public real
                                        estate investment trusts, and appointed as a director
                                        of Financial Assets Management, LLC, a real estate
                                        investment trust manager. Mr. Considine has been
                                        involved as a principal in a variety of real estate
                                        activities, including the acquisition, renovation,
                                        development and disposition of properties. Mr.
                                        Considine has also controlled entities engaged in other
                                        businesses such as television broadcasting, gasoline
                                        distribution and environmental laboratories. Mr.
                                        Considine received a B.A. from Harvard College, a J.D.
                                        from Harvard Law School and is admitted as a member of
                                        the Massachusetts Bar. Mr. Considine has had
                                        substantial multifamily real estate experience. From
                                        1975 through July 1994, partnerships or other entities
                                        in which Mr. Considine had controlling interests
                                        invested in approximately 35 multifamily apartment
                                        properties and commercial real estate properties. Six
                                        of these real estate assets (four of which were
                                        multifamily apartment properties and two of which were
                                        office properties) did not generate sufficient cash
                                        flow to service their related indebtedness and were
                                        foreclosed upon by their lenders, causing pre-tax
                                        losses of approximately $11.9 million to investors and
                                        losses of approximately $2.7 million to Mr. Considine.

 Peter K. Kompaniez*                    Mr. Kompaniez has been Vice Chairman, President and a
                                        director of AIMCO since July 1994. Since September
                                        1993, Mr. Kompaniez has owned 75% of PDI Realty
                                        Enterprises, Inc., a Delaware corporation ("PDI"), one
                                        of AIMCO's predecessors, and serves as its President
                                        and Chief Executive Officer. From 1986 to 1993, he
                                        served as President and Chief Executive Officer of
                                        Heron Financial Corporation ("HFC"), a United States
                                        holding company for Heron International, N.V.'s real
                                        estate and related assets. While at HFC, Mr. Kompaniez
                                        administered the acquisition, development and
                                        disposition of approximately 8,150 apartment units
                                        (including 6,217 units that have been acquired by the
                                        AIMCO) and 3.1 million square feet of commercial real
                                        estate. Prior to joining HFC, Mr. Kompaniez was a
                                        senior partner with the law firm of Loeb and Loeb where
                                        he had extensive real estate and REIT experience. Mr.
                                        Kompaniez received a B.A. from Yale College and a J.D.
                                        from the University of California (Boalt Hall). The
                                        downturn in the real estate markets in the late 1980s
                                        and early 1990s adversely affected the United States
                                        real estate operations of Heron International N.V. and
                                        its subsidiaries and affiliates (the "Heron Group").
                                        During this period from 1986 to 1993, Mr. Kompaniez
                                        served as President and Chief Executive Officer of
                                        Heron Financial Corporation ("HFC"), and as a director
                                        or officer of certain other Heron Group entities. In
                                        1993, HFC, its parent Heron International, and certain
                                        other members of the Heron Group voluntarily entered
                                        into restructuring agreements with separate groups of
                                        their United States and international creditors. The
                                        restructuring agreement for the United States members
                                        of the Heron Group generally provided for the joint
                                        assumption of certain liabilities and the pledge of
                                        unencumbered assets in support of such liabilities for
                                        the benefit of their United States creditors. As a
                                        result of the restructuring, the operations and assets
                                        of the United States members of the Heron Group were
                                        generally separated from those of Heron International
                                        and its non-United States subsidiaries. At the
                                        conclusion of the restructuring, Mr. Kompaniez
                                        commenced the operations of PDI, which was engaged to
                                        act as asset and corporate manager of the continuing
                                        United States operations of HFC and the other United
                                        States Heron Group members for the benefit of the
                                        United States creditors. In connection with certain
                                        transactions effected at the time of the initial public
                                        offering of AIMCO Common Stock, Mr. Kompaniez was
                                        appointed Vice Chairman of AIMCO and substantially all
                                        of the property management assets of PDI were
                                        transferred or assigned to AIMCO.

 Thomas W. Toomey                       Mr. Toomey has served as Senior Vice President -
                                        Finance and Administration of AIMCO since January 1996
                                        and was promoted to Executive Vice-President-Finance
                                        and Administration in March 1997. From 1990 until 1995,
                                        Mr. Toomey served in a similar capacity with Lincoln
                                        Property Company ("LPC") as well as Vice
                                        President/Senior Controller and Director of
                                        Administrative Services of Lincoln Property Services
                                        where he was responsible for LPC's computer systems,
                                        accounting, tax, treasury services and benefits
                                        administration. From 1984 to 1990, he was an audit
                                        manager with Arthur Andersen & Co. where he served real
                                        estate and banking clients. From 1981 to 1983, Mr.
                                        Toomey was on the audit staff of Kenneth Leventhal &
                                        Company. Mr. Toomey received a B.S. in Business
                                        Administration/Finance from Oregon State University and
                                        is a Certified Public Accountant.

 Joel F. Bonder                         Mr. Bonder was appointed Executive Vice President and
                                        General Counsel of AIMCO effective December 8, 1997.
                                        Prior to joining AIMCO, Mr. Bonder served as Senior
                                        Vice President and General Counsel of NHP from April
                                        1994 until December 1997. Mr. Bonder served as Vice
                                        President and Deputy General Counsel of NHP from June
                                        1991 to March 1994 and as Associate General Counsel of
                                        NHP from 1986 to 1991. From 1983 to 1985, Mr. Bonder
                                        was with the Washington, D.C. law firm of Lane & Edson,
                                        P.C. From 1979 to 1983, Mr. Bonder practiced with the
                                        Chicago law firm of Ross and Hardies. Mr. Bonder
                                        received an A.B. from the University of Rochester and a
                                        J.D. from Washington University School of Law.

 Patrick J. Foye                        Mr. Foye has served as Executive Vice President of
                                        AIMCO since May 1998. Prior to joining AIMCO, Mr. Foye
                                        was a partner in the law firm of Skadden, Arps, Slate,
                                        Meagher & Flom LLP from 1989 to 1998 and was Managing
                                        Partner of the firm's Brussels, Budapest and Moscow
                                        offices from 1992 through 1994. Mr. Foye is also Deputy
                                        Chairman of the Long Island Power Authority and serves
                                        as a member of the New York State Privatization
                                        Council. He received a B.A. from Fordham College and a
                                        J.D. from Fordham University Law School.

 Robert Ty Howard                       Mr. Howard was appointed Executive Vice President -
                                        Ancillary Services in February 1998. Prior to joining
                                        AIMCO, Mr. Howard served as an officer and/or director
                                        of four affiliated companies, Hecco Ventures, Craig
                                        Corporation, Reading Company and Decurion Corporation.
                                        Mr. Howard was responsible for financing, mergers and
                                        acquisitions activities, investments in commercial real
                                        estate, both nationally and internationally, cinema
                                        development and interest rate risk management. From
                                        1983 to 1988, he was employed by Spieker Properties.
                                        Mr. Howard received a B.A. from Amherst College, a J.D.
                                        from Harvard Law School and an M.B.A. from Stanford
                                        University Graduate School of Business.

 Steven D. Ira                          Mr. Ira is a Co-Founder of AIMCO and has served as
                                        Executive Vice President of AIMCO since July 1994. From
                                        1987 until July 1994, he served as President of PAM.
                                        Prior to merging his firm with PAM in 1987, Mr. Ira
                                        acquired extensive experience in property management.
                                        Between 1977 and 1981 he supervised the property
                                        management of over 3,000 apartment and mobile home
                                        units in Colorado, Michigan, Pennsylvania and Florida,
                                        and in 1981 he joined with others to form the property
                                        management firm of McDermott, Stein and Ira. Mr. Ira
                                        served for several years on the National Apartment
                                        Manager Accreditation Board and is a former president
                                        of both the National Apartment Association and the
                                        Colorado Apartment Association. Mr. Ira is the sixth
                                        individual elected to the Hall of Fame of the National
                                        Apartment Association in its 54-year history. He holds
                                        a Certified Apartment Property Supervisor (CAPS) and a
                                        Certified Apartment Manager designation from the
                                        National Apartment Association, a Certified Property
                                        Manager (CPM) designation from the National Institute
                                        of Real Estate Management (IREM) and he is a member of
                                        the Board of Directors of the National Multi-Housing
                                        Council, the National Apartment Association and the
                                        Apartment Association of Metro Denver. Mr. Ira received
                                        a B.S. from Metropolitan State College in 1975.

 David L. Williams                      Mr. Williams has been Executive Vice President -
                                        Operations of AIMCO since January 1997. Prior to
                                        joining AIMCO, Mr. Williams was Senior Vice President
                                        of Operations at Evans Withycombe Residential, Inc.
                                        from January 1996 to January 1997. Previously, he was
                                        Executive Vice President at Equity Residential
                                        Properties Trust from October 1989 to December 1995. He
                                        has served on National Multi-Housing Council Boards and
                                        NAREIT committees. Mr. Williams also served as Senior
                                        Vice President of Operations and Acquisitions of US
                                        Shelter Corporation from 1983 to 1989. Mr. Williams has
                                        been involved in the property management, development
                                        and acquisition of real estate properties since 1973.
                                        Mr. Williams received his B.A. in education and
                                        administration from the University of Washington in
                                        1967.

 Harry G. Alcock                        Mr. Alcock has served as Vice President since July
                                        1996, and was promoted to Senior Vice President -
                                        Acquisitions in October 1997, with responsibility for
                                        acquisition and financing activities since July 1994.
                                        From June 1992 until July 1994, Mr. Alcock served as
                                        Senior Financial Analyst for PDI and HFC. From 1988 to
                                        1992, Mr. Alcock worked for Larwin Development Corp., a
                                        Los Angeles based real estate developer, with
                                        responsibility for raising debt and joint venture
                                        equity to fund land acquisitions and development. From
                                        1987 to 1988, Mr. Alcock worked for Ford Aerospace
                                        Corp. He received his B.S. from San Jose State
                                        University.

 Troy D. Butts                          Mr. Butts has served as Senior Vice President and Chief
                                        Financial Officer of AIMCO since November 1997. Prior
                                        to joining AIMCO, Mr. Butts served as a Senior Manager
                                        in the audit practice of the Real Estate Services Group
                                        for Arthur Andersen LLP in Dallas, Texas. Mr. Butts was
                                        employed by Arthur Andersen LLP for ten years and his
                                        clients were primarily publicly-held real estate
                                        companies, including office and multi-family real
                                        estate investment trusts. Mr. Butts holds a Bachelor of
                                        Business Administration degree in Accounting from
                                        Angelo State University and is a Certified Public
                                        Accountant.

 Martha Carlin                          Ms. Carlin has served as Vice President since September
                                        1996 and was promoted to Senior Vice President -
                                        Ancillary Services in December 1997. From December 1995
                                        until September 1996, Ms. Carlin served as Chief
                                        Financial Officer for Wentwood Investment Partners. Ms.
                                        Carlin was employed by Arthur Andersen LLP for six
                                        years, with a primary focus in real estate. Ms. Carlin
                                        was also employed by MCI Communications and Lincoln
                                        Property Company. Ms. Carlin received a B.S. from the
                                        University of Kentucky and is a certified public
                                        accountant.

 Joseph DeTuno                          Mr. DeTuno has been Senior Vice President - Property
                                        Redevelopment of AIMCO since September 1997. Mr. DeTuno
                                        was president and founder of JD Associates, his own
                                        full service real estate consulting, advisory and
                                        project management company which he founded in 1990. JD
                                        Associates provided development management, financial
                                        analysis, business plan preparation and implementation
                                        services. Previously, Mr. DeTuno served as
                                        President/Partner of Gulfstream Commercial Properties,
                                        President and Co-managing Partner of Criswell
                                        Development Company, Vice President of Crow Hotel and
                                        Company and Project Director with Perkins & Will
                                        Architects and Planners. Mr. DeTuno received his B.A.
                                        in architecture and is a registered architect in
                                        Illinois and Texas.

 Jack W. Marquardt                      Mr. Marquardt has been Senior Vice President -
                                        Accounting of AIMCO since September 1997. Mr. Marquardt
                                        brings over 17 years of real estate accounting
                                        experience to AIMCO. From October 1992 through August
                                        1997, Mr. Marquardt served as Vice President/Corporate
                                        Controller and Manager of Data Processing for
                                        Transwestern Property Company, where he was responsible
                                        for corporate accounting, tax, treasury services and
                                        computer systems. From August 1986 through September
                                        1992, Mr. Marquardt worked in the real estate
                                        accounting area of Aetna Realty Investors, Inc. serving
                                        as Regional Controller from April 1990 through
                                        September 1992. Mr. Marquardt received a B.S. in
                                        Business Administration/Finance from Ohio State
                                        University.

 Leeann Morein                          Ms. Morein has served as Senior Vice President -
                                        Investor Services since November 1997. Ms. Morein has
                                        served as Secretary of AIMCO since July 1994. From July
                                        1994 until October 1997 Ms. Morein also served as Chief
                                        Financial Officer. From September 1990 to March 1994,
                                        Ms. Morein served as Chief Financial Officer of the
                                        real estate subsidiaries of California Federal Bank,
                                        including the general partner of CF Income Partners,
                                        L.P., a publicly-traded master limited partnership. Ms.
                                        Morein joined California Federal in September 1988 as
                                        Director of Real Estate Syndications Accounting and
                                        became Vice President-Financial Administration in
                                        January 1990. From 1983 to 1988, Ms. Morein was
                                        Controller of Storage Equities, Inc., a real estate
                                        investment trust, and from 1981 to 1983, she was
                                        Director of Corporate Accounting for Angeles
                                        Corporation, a real estate syndication firm. Ms. Morein
                                        worked on the audit staff of Price Waterhouse from 1979
                                        to 1981. Ms. Morein received a B.A. from Pomona College
                                        and is a Certified Public Accountant.

 David O'Leary                          Mr. O'Leary has been President of Property Services
                                        Group, Inc., an AIMCO subsidiary since December 1997.
                                        Property Services Group, Inc. administers the Buyers
                                        Access program. From 1993 until 1997, Mr. O'Leary
                                        served as Regional Vice President and Senior Vice
                                        President for Property Services Group, Inc., with
                                        responsibility for program marketing and sales. From
                                        1981 to 1993 Mr. O'Leary served as Vice President and
                                        Executive Vice President for Commonwealth Pacific Inc.,
                                        a privately held real estate investment and management
                                        firm based in Seattle, Washington. During his tenure
                                        with Commonwealth Pacific, Inc., Mr. O'Leary was
                                        responsible for acquisitions, dispositions,
                                        development, and asset management from offices located
                                        in Houston and Dallas, Texas, Atlanta, Georgia and
                                        Seattle, Washington. Mr. O'Leary also served as Vice
                                        President for Johnstown American Companies, directing
                                        acquisition activities for the Northeast United States.
                                        Mr. O'Leary received his B.A. Degree from the
                                        University of Utah in 1979.

 R. Scott Wesson                        Mr. Wesson has served as Senior Vice President - Chief
                                        Information Officer of AIMCO since July 1997. From 1994
                                        until 1997, Mr. Wesson served as Vice President of
                                        Information Services at Lincoln Property Company, where
                                        he was responsible for information systems
                                        infrastructure, technology planning and business
                                        process re-engineering. From 1992 to 1994, Mr. Wesson
                                        served in the role of Director of Network Services for
                                        Lincoln Property Company, where he was responsible for
                                        the design and deployment of the company's Wide Area
                                        Network and Local Area Networks, comprising over 2,500
                                        workstations in over 40 locations nationwide. From 1988
                                        to 1992, he was a systems consultant with Automatic
                                        Data Processing involved in design, planning and
                                        deployment of financial and human resources systems for
                                        several major, multinational organizations. From 1984
                                        to 1987, he was a Senior Analyst with Federated
                                        Department Stores, Inc. involved in planning and
                                        distribution. Mr. Wesson received his B.S. from the
                                        University of Texas in 1984.

 Richard S. Ellwood*                    Mr. Ellwood was appointed a Director of AIMCO in  July
   12 Auldwood Lane                     1994 and is currently Chairman of the Audit Committee.
   Rumson, NJ  07760                    Mr. Ellwood is the founder and President of R.S.
                                        Ellwood & Co., Incorporated, a real estate investment
                                        banking firm. Prior to forming R.S. Ellwood & Co.,
                                        Incorporated in 1987, Mr. Ellwood had 31 years
                                        experience on Wall Street as an investment banker,
                                        serving as: Managing Director and senior banker at
                                        Merrill Lynch Capital Markets from 1984 to 1987;
                                        Managing Director at Warburg Paribas Becker from 1978
                                        to 1984; general partner and then Senior Vice President
                                        and a director at White, Weld & Co. from 1968 to 1978;
                                        and in various capacities at J.P. Morgan & Co. from
                                        1955 to 1968. Mr. Ellwood currently serves as a
                                        director of FelCor Suite Hotels, Inc. and Florida East
                                        Coast Industries, Inc.

 J.Landis Martin*                       Mr. Martin was appointed a Director of AIMCO in July 1994 and
   1999 Broadway                        became Chairman of the Compensation Committee in March 1998.
   Suite 4300                           Mr. Martin has served as President and Chief Executive Officer
   Denver, CO 80202                     a Director of NL Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman
                                        of Tremont Corporation, a holding company operating
                                        through its affiliates Titanium Metals Corporation
                                        ("TIMET") and NL Industries, Inc., since 1990 and as
                                        Chief Executive Officer and a director of Tremont since
                                        1998. Mr. Martin has served as Chairman of Timet, an
                                        integrated producer of titanium, since 1987 and Chief
                                        Executive Officer since January 1995. From 1990 until
                                        its acquisition by Dresser Industries, Inc. ("Dresser")
                                        in 1994, Mr. Martin served as Chairman of the Board and
                                        Chief Executive Officer of Baroid Corporation, an
                                        oilfield services company. In addition to Tremont, NL
                                        and TIMET, Mr. Martin is a director of Dresser, which
                                        is engaged in the petroleum services, hydrocarbon and
                                        engineering industries.

 Thomas L. Rhodes*                      Mr. Rhodes was appointed a Director of AIMCO in July 1994.
   215 Lexington Avenue                 Mr. Rhodes has served as the President and a Director
   4th Floor                            of National Review magazine since November 30, 1992,
   New York, NY 10016                   where he has also served as a Director since 1998. From
                                        1976 to 1992, he held various positions at Goldman,
                                        Sachs & Co. and was elected a General Partner in 1986
                                        and served as a General Partner from 1987 until
                                        November 27, 1992. He is currently Co-Chairman of the
                                        Board, Co-Chief Executive Officer and a Director of
                                        Commercial Assets Inc. and Asset Investors Corporation.
                                        He also serves as a Director of Delphi Financial Group,
                                        Inc. and its subsidiaries, Delphi International Ltd.,
                                        Oracle Reinsurance Company, and the Lynde and Harry
                                        Bradley Foundation. Mr. Rhodes is Chairman of the
                                        Empire Foundation for Policy Research, a Founder and
                                        Trustee of Change NY, a Trustee of The Heritage
                                        Foundation, and a Trustee of the Manhattan Institute.

John D. Smith*                          Mr. Smith was appointed a Director of AIMCO in November
  3400 Peachtree Road                   1994. Mr. Smith is Principal and President of John D.
  Suite 831                             Smith Developments. Mr. Smith has been a shopping
  Atlanta, GA  30326                    center developer, owner and consultant for over 8.6
                                        million square feet of shopping center projects
                                        including Lenox Square in Atlanta, Georgia. Mr. Smith
                                        is a Trustee and former President of the International
                                        Council of Shopping Centers and was selected to be a
                                        member of the American Society of Real Estate
                                        Counselors. Mr. Smith served as a Director for
                                        Pan-American Properties, Inc. (National Coal Board of
                                        Great Britain) formerly known as Continental Illinois
                                        Properties. He also serves as a director of American
                                        Fidelity Assurance Companies and is retained as an
                                        advisor by Shop System Study Society, Tokyo, Japan.

                                         EXHIBIT INDEX


       EXHIBIT NO.                                               DESCRIPTION
       -----------                                               -----------

           7.1             Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and
                           IPT (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K,
                           File No. 1-14179, dated October 1, 1998).

           7.2             Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L.
                           Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to
                           Exhibit 99.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1,
                           1998).

           7.3             Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to Exhibit 3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated
                           October 1, 1998).

           7.4             Shareholders' Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas,
                           James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.2 of
                           IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

           7.5             Agreement of Joint Filing, dated January 29, 1999, among the Reporting Persons.



                                      -25-